Commission                        UNITED STATES
File Number            SECURITIES AND EXCHANGE COMMISSION
0-23812                      Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 X  Form 10-K      Form 20-F       Form 11-K       Form 10-Q      Form N-SAR
---           ----            -----          -----           -----

     For Period Ended:   December 31, 1996
                         ------------------
     (    )    Transition Report on 10-K
     (    )    Transition Report on 20-F
     (    )    Transition Report on 11-K
     (    )    Transition Report on 10-Q
     (    )    Transition Report on N-SAR
     For the Transition Period Ended :  --------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
____________________________________________________________________
____________________________________________________________________

PART I - REGISTRANT INFORMATION

The Quantum Group, Inc.
____________________________________________________________________
Full Name of Registrant

Not Applicable
_____________________________________________________________________
Former Name if Applicable

Park Irvine Business Center, 14771 Myford Road, Building B
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)

 Tustin, California 92780
_____________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;
 X   (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, of portion therof, will be
----      filed on or before the fifteenth calendar day following the prescribed
(Check) due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant has an inactive Canadian Subsidiary. In the late audit stages it was disclosed to the Accountant that there was a bank account in Canada with funds from sources unknown. Additional audit procedure will be necessary to complete the consolidated report.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Keith Fryer             714              508-1470
_____________________________ ___________    ______________________
          (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed?
If answer is no, identify report(s).
                                                  X     Yes           No
                                              --------       --------
____________________________________________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      X     Yes       No
                                                  --------       --------
________________________________________________________________________________
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In prior years the Company had major losses from accounts receivable write off. These will no repeat in the current report.
______________________________________________________________________________

                             The Quantum Group, Inc.
       __________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     March 31, 1997           /s/ Keith Fryer
Date:_______________     By: ___________________________________
                                  Keith Fryer   Vice-President